

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

September 27, 2022

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
        Amendment No. 56 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 56 to Form 1 (the "Amendment"). The Amendment
includes an updated execution page and amendments to Exhibit C item 9 to reflect updates
to the list of Directors.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by
this Amendment No. 56.

This Amendment No. 56 has been signed electronically and is being filed without notarization
based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
        TM-Marketsupervision@sec.gov
        Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☐ AMENDMENT

1. State the name of the applicant: _____

2. Provide the applicant's primary street address (Do not use a P.O. Box): _____

22005629

3. Provide the applicant's mailing address (if different): _____

4. Provide the applicant's business telephone and facsimile number: _____

          (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee: _____

    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant: _____

7. Provide the date applicant's fiscal year ends: _____

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
                      ☐ Limited Liability Company   ☐ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): _____ (b) State/Country of formation: _____

(c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: _____
         (MM/DD/YY)   (Name of applicant)

By: _____   _____
        (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                             (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



BOX EXCHANGE LLC

AMENDMENT No. 56
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 56. The Form 1 application is not being modified in any respect other than to the extent set forth below.



Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.



Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
   - Drew Haney, VP, Finance and Administration
   - Lisa Ruggiero, Secretary

   Directors of BOX Holdings Group LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Nicole Rosenberg, Vice President, Governance, Legal and Business Affairs, TMX Group Ltd.
   - Ed Boyle (Vice Chairman)
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Ashton Galya, Vice President, JP Morgan
   - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
   - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
   - Amir Heravi, Managing Director, Head of US Flow Trading, UBS Americas Inc.

   Committees:
   Audit Committee:
   - William Easley
   - Scott Litvinoff

   Executive Committee:
   - Luc Bertrand
   - Ed Boyle
   - William Easley
   - Milan Galik
   - Troy Kane
   - Nicole Rosenberg



BOX Options Market LLC

9. Officers of BOX Options Market LLC:
   - Patrick Zielinski – Chief Executive Officer
   - Lisa Ruggiero, General Counsel and Secretary

   Directors of BOX Options Market LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Nicole Rosenberg, Vice President, Governance, Legal and Business Affairs, TMX Group Ltd.
   - Ed Boyle (Vice Chairman)
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Ashton Galya, Vice President, JP Morgan
   - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
   - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
   - Amir Heravi, Managing Director, Head of US Flow Trading, UBS Americas Inc.
   - Marguerite Donovan, SVP Surveillance & Market Structure, BOX Exchange LLC

   Committees:
   Audit Committee:
   - William Easley
   - Scott Litvinoff

   Compensation Committee:
   - Luc Bertrand
   - Milan Galik
   - Troy Kane

   Executive Committee:
   - Luc Bertrand
   - Ed Boyle
   - Patrick Zielinski
   - Milan Galik
   - Troy Kane
   - Nicole Rosenberg



BOX Technology LLC

9. Officers of BOX Technology LLC:
   - Will Easley, Chief Executive Officer
   - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Ed Boyle (Vice Chairman)
   - Nicole Rosenberg, Vice President, Governance, Legal and Business Affairs, TMX Group Ltd.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Marguerite Donovan, SVP Surveillance & Market Structure, BOX Exchange LLC
   - Patrick Zielinski, Chief Executive Officer, BOX Options Market LLC